FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
athe Securities Exchange Act of 1934

For period ending March 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: 2 March 2015, London UK - LSE Announcement

GSK completes major three-part transaction with Novartis

£4 billion to be returned to shareholders

Q1 Results & Investor Meeting to be held on 6 May 2015

GlaxoSmithKline plc (LSE/NYSE: GSK) announces that its three-part transaction with Novartis has completed today. As a result of this transaction, GSK has acquired Novartis's global Vaccines business (excluding influenza vaccines) for an initial cash consideration of $5.25 billion; has created a new world-leading Consumer Healthcare joint venture with Novartis in which GSK will have majority control and an equity interest of 63.5%; and has divested its Oncology business for an aggregate cash consideration of $16 billion.

The net after tax proceeds of the transaction received by GSK today are estimated to be $7.8 billion. This reflects the full consideration of $16 billion paid today by Novartis for GSK's Oncology portfolio and related assets. Under the terms of the transaction, up to $1.5 billion of that purchase price may have to be returned to Novartis if certain conditions relating to the COMBI-d Trial are not met. Following the positive results from this study announced on 6 February 2015, GSK believes these conditions will be satisfied.

As a result, following today's completion, GSK plans to use the transaction proceeds to fund the full amount of the previously announced capital return of £4 billion to shareholders. Subject to shareholder approval, the capital return is expected to be implemented through a B share scheme, which will provide capital treatment for all UK tax-resident shareholders. Further details on the capital return will be sent to shareholders in due course.

In light of the timing of closing the transaction, the Company intends to report its first quarter results for 2015 and hold an Investor Meeting on 6 May 2015, at which it will provide 2015 earnings guidance and profile the medium and long-term shape and opportunities for the enlarged Group.

Sir Andrew Witty, CEO, GSK said: "Completion of this transaction represents a major step forward in the Group's strategy to create a stronger and more balanced set of businesses across Pharmaceuticals, Consumer Healthcare and Vaccines. We will now be focused on rapidly implementing our integration plans to realise the growth and synergy opportunities we see in the new Consumer Healthcare and Vaccines businesses. We look forward to sharing more details of this with our shareholders on 6 May."

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Additional information

Whilst completion of the transaction with Novartis has taken place today, there are certain jurisdictions in which the transfer of relevant assets to or by GSK will only take place following receipt of additional market-specific approvals or other matters relevant to those jurisdictions. The arrangements in relation to these jurisdictions are considered immaterial in the context of the transaction.

Terms defined in GSK's shareholder circular of 20 November 2014 have the same meaning where used in this announcement.
Information regarding forward-looking statements

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will", or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this announcement and include, but are not limited to, statements regarding GSK's intentions, beliefs or current expectations concerning, among other things, GSK's business, results of operations, financial position, prospects, growth, strategies and the industry in which it operates as well as those of the Novartis businesses that are the subject of the transaction. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the actual results of GSK's operations and financial position, and the development of the markets and the industry in which GSK operates, may differ materially from those described in, or suggested by, the forward-looking statements contained in this announcement. The same applies in respect of the Novartis Businesses that are the subject of the transaction. In addition, even if the results of operations, financial position and the development of the markets and the industry in which GSK operates are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, changes in regulation, currency fluctuations, changes in its business strategy, political and economic uncertainty and other factors discussed in this announcement.

Forward-looking statements may, and often do, differ materially from actual results. Any forward-looking statements in this announcement speak only as of their respective dates, reflect GSK's current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to GSK's operations, results of operations and growth strategy. You should specifically consider the factors identified in this document, in addition to the risk factors that may affect GSK's operations which are described under "Risk Factors" in the Company's 2014 Annual Report on Form 20-F, which could cause actual results to differ before making any decision in relation to the Transaction as well as those of the Novartis businesses that are the subject of the transaction. Subject to the requirements of the FCA, the London Stock Exchange, the Listing Rules and the Disclosure and Transparency Rules (and/or any regulatory requirements) or applicable law, GSK explicitly disclaims any obligation or undertaking publicly to release the result of any revisions to any forward-looking statements in this announcement that may occur due to any change in GSK's expectations or to reflect events or circumstances after the date of this announcement.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 02, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc